CREDIT SUISSE GROUP Paradeplatz 8 CH-8070 Zurich	Phone Fax	+41 (0) 44 333 17 00 +41 (0) 44 333 17 90 www.credit-suisse.com renato.fassbind@credit-suisse.com

Dr. Renato Fassbind
Member of the Executive Board
Chief Financial Officer

April 30, 2010

VIA FAX (1(703)813-6984) AND EDGAR

Ms. Linda van Doorn
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3010
Washington, D.C. 20549

Re:	Staff Letter of March 29, 2010

Dear Ms. Van Doorn:

In our letter to you of April 14, 2010 (the “April 14 Letter”), Credit Suisse Group AG (“Credit Suisse”) provided complete written responses to all but one of the requests for information related to repurchase agreements, securities lending transactions and other transactions involving the transfer of financial assets contained in the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated March 29, 2010 (the “Staff Letter”).  As anticipated in the April 14 Letter, this letter provides Credit Suisse’s complete written response to the single remaining request for information included in the Staff Letter (that concerning offsetting financial assets and liabilities where a right of setoff does not exist).

There are only two circumstances in which Credit Suisse has offset financial assets and financial liabilities in the balance sheet for any relevant period referred to in the Staff Letter where a right of setoff does not exist: i) the netting of receivables and payables arising from “regular way” transactions in securities that have yet to settle as of the balance sheet date, and ii) so-called “CUSIP netting”, that is, the offsetting of long and short positions in the same security held as part of our Trading Assets or Trading Liabilities.  The following paragraphs provide additional detail on each of these items.

1.  “Regular Way” securities transactions that have not settled.

Credit Suisse records “regular way” securities transactions in its financial statements as of the “trade date” (i.e., three days before the settlement date for most transactions in US markets).  Given the time lag between the trade date and the settlement date, transactions entered into close to the end of a reporting period may not have settled as of the relevant balance sheet date and give rise to Brokerage Receivables and Brokerage Payables.  In accordance with the relevant accounting guidance, Credit Suisse only offsets receivables and payables arising from ”regular way” securities transactions that have not yet settled as of the balance sheet date within its broker-dealer subsidiaries (i.e., those entities that apply the guidance in the AICPA Accounting and Auditing Guide for Brokers and Dealers in Securities (the “AICPA Broker-Dealer Guide”).  ASC 940-320-45-3 explicitly permits the netting of such amounts within broker-dealers, stating that “[p]ayables and receivables arising from unsettled regular-way trades may be recorded net in an account titled net receivable (or payable) for unsettled regular-way trades.”  In accordance with U.S. GAAP, in its consolidated balance sheet Credit Suisse does not offset similar

Investment Banking  ●  Private Banking  ●  Asset Management

    Ms. Van Doorn
    Senior Assistant Chief Accountant
    April 30, 2010

transactions booked in our non-broker-dealer subsidiaries, but rather reports such amounts gross.  The table below quantifies the amount of netting of receivables and payables arising from unsettled regular way securities transactions as of each year in the three-year period ending December 31, 2009.

Credit Suisse Offsetting of Receivables and Payables from Unsettled Regular Way Securities Transactions (in CHF Millions)
Year Ending
December 31, 2007	33,915
December 31, 2008	25,756
December 31, 2009	28,018

2.  CUSIP netting.

In accordance with what we believe to be industry practice, Credit Suisse also offsets our long and short positions with regard to a particular security that are recorded at fair value as part of our Trading Assets or Trading Liabilities where the legal form of the security is the same (i.e., where the long and short positions relate to securities with the same CUSIP number or other unique security identifier, such as an ISIN or Common Code).  We offset these positions because we believe that securities identified by the same CUSIP number or other unique security identifier should be considered to be the same legal instrument, and therefore treated as a single unit of account for consolidated reporting purposes.  As a result, within each legal entity, we are either long or short with respect to any such security.  Conversely, in calculating our Trading Assets and Trading Liabilities, we do not offset long and short positions in securities that do not have the same CUSIP number or other unique security identifier. We apply CUSIP netting across all of our legal entities in our consolidated balance sheet.  The table below quantifies the amount of such CUSIP netting applied across legal entities within Credit Suisse as of each year in the three-year period ending December 31, 2009.

Credit Suisse CUSIP Netting Applied Across Legal Entities (in CHF Millions)
Year Ending
December 31, 2007	24,573
December 31, 2008	14,737
December 31, 2009	13,267

Investment Banking  ●  Private Banking  ●  Asset Management

    Ms. Van Doorn
    Senior Assistant Chief Accountant
    April 30, 2010

If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Rudolf A. Bless, Chief Accounting Officer, in Zurich at 011-41-44-333-1968, Eric Smith, Co-Head of Accounting Policy, in New York at 212-538-5984 or me in Zurich at 011-41-44-333-1700.

Very truly yours,

CREDIT SUISSE GROUP AG

/s/ Renato Fassbind

Renato Fassbind
Member of the Executive Board
Chief Financial Officer

cc:       Barry Summer
Associate Director
Division of Corporation Finance
Securities and Exchange Commission

Brady W. Dougan
Member of the Executive Board
Chief Executive Officer
Credit Suisse Group AG

Peter F. Weibel
Chairman of the Audit Committee
Credit Suisse Group AG

Romeo Cerutti
Member of the Executive Board
General Counsel
Credit Suisse Group AG

Rudolf A. Bless
Chief Accounting Officer
Credit Suisse Group AG

Eric Smith
Co-Head of Accounting Policy
Credit Suisse Group AG

Michael J. Volkovitsch, Esq.
Cleary Gottlieb Steen & Hamilton LLP

Investment Banking  ●  Private Banking  ●  Asset Management